UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated November 4, 2013: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 4, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER 2013

November 4, 2013, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

➢

For the third quarter of 2013, the Company reported a net loss of $21.5 million, or $0.16 basic and diluted loss per share.

Included in the third quarter 2013 results are:

-

Non-cash write offs and breakage costs associated with the full repayment of the $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities totaling $61.1 million or $0.46 per share.

      Excluding the above item, the Company’s net results would have amounted to a net income of $39.6 million, or $0.30 per share.

➢

The Company reported Adjusted EBITDA of $161.4 million for the third quarter of 2013, as compared to $122.5 million for the third quarter of 2012.(1)

Recent Highlights

-

Achieved 98.4% average fleet wide operating performance for the third quarter of 2013.

-

On November 4, 2013, the Ocean Rig Mylos commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.

-

The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

-

On October 29, 2013, we agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for our ultra deepwater drillship Ocean Rig Skyros.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are very pleased with the 98.4% average operating efficiency of our fleet in the third quarter. Although unscheduled rig downtime is an unavoidable industry fact, our consistent efforts over the past year and our ongoing focus on operational excellence have resulted in three consecutive quarters of strong performance. We remain dedicated to our plan of becoming the preferred drilling contractor for our clients.

“In August we took delivery of the Ocean Rig Mylos, the first of our three 7th generation drillships being delivered in the coming months. I am very pleased to announce that the Ocean Rig Mylos mobilized to Brazil in record time, underwent a very smooth acceptance process and commenced drilling operations this week. At the same time, the scheduled delivery of the Ocean Rig Skyros and Ocean Rig Athena has unfortunately slipped to January and February 2014 due to the late delivery of third party and sub-supplier equipment. I note that the late delivery of the drillships has no negative implication under their respective employment contracts.

“During the third quarter, and as previously announced, we successfully completed the refinancing of the Nordea and Deutsche Bank facilities with a new $1.9 billion senior secured term loan facility comprised of two term loans. In addition we drew down $450 million under the $1.35 billion Bank/ECA facility, to finance the acquisition of Ocean Rig Mylos and agreed with the syndicate of commercial banks and export credit agencies to amend certain provisions of this facility to allow for incremental financial flexibility.

“Following the conclusion of several of our key strategic objectives, our focus now turns to implementing our value creation initiatives for our stakeholders. We are commencing the creation of a new Master Limited Partnership (MLP) subsidiary with a targeted Initial Public Offering (IPO) launch date within the second quarter of 2014.  In addition we plan to initiate a quarterly dividend of $25 million starting with cashflow from our first quarter 2014 operations and payable in mid May 2014.”

Financial Review: 2013 Third Quarter

The Company recorded a net loss of $21.5 million, or $0.16 basic and diluted loss per share, for the three-month period ended September 30, 2013, as compared to a net loss of $12.2 million, or $0.09 basic and diluted losses per share, for the three-month period ended September 30, 2012. Adjusted EBITDA was $161.4 million for the third quarter of 2013, as compared to $122.5 million for the same period in 2012. (2)

Revenues from drilling contracts increased by $42.8 million to $328.5 million for the three-month period ended September 30, 2013, as compared to $285.7 million for the same period in 2012.

Rig operating expenses decreased to $128.9 million and total depreciation and amortization increased to $61.2 million for the three-month period ended September 30 2013, from $160.1 million and $56.5 million, respectively, for the three-month period ended September 30, 2012. Total general and administrative expenses increased to $39.6 million in the third quarter of 2013 from $20.4 million during the comparative period in 2012.

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of October 31, 2013:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built/scheduled delivery 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $489
Eirik Raude	2002	Q3 – 14	Sierra Leone, Ivory Coast	$229
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$253
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$378
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$660
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$227
Ocean Rig Mylos	2013	Q3 – 16	Brazil	$667
Newbuildings
Ocean Rig Skyros (Expected delivery Jan. 2014)	2014	Q4 – 14	Angola	$187
		Q4 – 20	Angola	$1,266(1)
Ocean Rig Athena (Expected delivery Feb. 2014)	2014	Q1 – 17	Angola	$752
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$670
Newbuilding TBN (Expected delivery Dec. 2015)	2015	N/A	N/A	N/A
Optional Newbuilding	2016	N/A	N/A	N/A
Total				$5,778

(1)  Letter of Award is subject to definitive documentation and other approvals.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013

REVENUES:
Service revenues, net	$285,662	$328,513	$712,152	$834,792

EXPENSES:
Drilling rig operating expenses	160,098	128,906	390,490	366,646
Depreciation and amortization	56,538	61,231	168,025	170,198
General and administrative expenses and other, net	20,369	39,618	60,252	85,686
Legal settlements and other, net	(1,870)	-	4,524	6,000

Operating income	50,527	98,758	88,861	206,262

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(29,222)	(102,281)	(86,048)	(164,017)
Gain/(loss) on interest rate swaps	(21,174)	(8,871)	(32,114)	11,000
Other, net	(1,335)	1,439	582	5,513
Income taxes	(10,975)	(10,524)	(32,603)	(35,099)
Total other expenses	(62,706)	(120,237)	(150,183)	(182,603)

Net income/ (loss)	$(12,179)	$(21,479)	$(61,322)	$23,659

Earnings/ (loss) per common share, basic and diluted	$(0.09)	$(0.16)	$(0.47)	$0.18
Weighted average number of shares, basic and diluted	131,696,928	131,734,754	131,696,928	131,715,545

6

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	September 30, 2013

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$510,061	$528,605
Other current assets	242,447	318,478
Advances for drillships under construction and related costs	992,825	960,119
Drilling rigs, drillships, machinery and equipment, net	4,399,462	5,044,295
Other non-current assets	80,319	117,755
Total assets	6,225,114	6,969,252

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,853,410	3,560,809
Total other liabilities	463,189	469,713
Total stockholders’ equity	2,908,515	2,938,730
Total liabilities and stockholders’ equity	$6,225,114	$6,969,252

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Net income/ (loss)	$(12,179)	$(21,479)	$(61,322)	$23,659

Add: Net interest expense	29,222	102,281	86,048	164,017
Add: Depreciation and amortization	56,538	61,231	168,025	170,198
Add: Class survey costs	16,773	-	21,579	-
Add: Income taxes	10,975	10,524	32,603	35,099
Add: Loss/ (Gain) on interest rate swaps	21,174	8,871	32,114	(11,000)
Adjusted EBITDA	$122,503	$161,428	$279,047	$381,973

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the third quarter of 2013, the unit achieved approximately 100%  operating efficiency (defined as revenue earnings days over available drilling days).

Eirik Raude

Following the completion of the ExxonMobil contract, the Eirik Raude mobilized  for approximately 23 days from Ireland to offshore West Africa and commenced the six well contract with Lukoil on August 21, 2013. During the mobilization period the Eirik Raude was earning zero revenue and the majority of the operating expenses relating to the unit incurred during this period were capitalized. During the third quarter of 2013, the unit achieved  approximately 100%  operating efficiency.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2012	Nine Months ended September 30, 2013
(Dollars in thousands)
Total revenue………………………………		$295,327
EBITDA..……………………….		159,916
Total assets…………………………………	$ 1,271,829	1,360,162
Total debt, net of financing fees………..	(781,001)	(783,583)
Shareholders equity………………………	(337,086)	(444,816)
Total cash and cash equivalents……….…	$ 62,429	$49,677

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Net Income/(loss)	$(6,947)	$44,428	$87	$74,257
Add: Net interest expense	10,292	12,570	23,566	28,784
Add: Depreciation and amortization	17,799	19,225	55,205	54,269
Add: Class survey costs	16,773	-	21,579	-
Add: Income taxes	4,775	(165)	6,245	2,606
EBITDA	$42,692	$76,058	$106,682	$159,916

Conference Call and Webcast: November 5, 2013

As announced, the Company’s management team will host a conference call, on Tuesday, November 5, 2013 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until November 12, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard  international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, 2 of which are scheduled to be delivered to the Company during 2014 and 2 of which are scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com